UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SCHEDULE 13D/A
AMENDMENT NO. 1
THE SECURITIES EXCHANGE ACT OF 1934

AFH Acquisition IV, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

NONE
(CUSIP Number)

Amir Heshmatpour
9595 Wilshire Blvd.
Suite 700
Beverly Hills, CA 90212

(310) 492-9898
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

April 25, 2011
(Date of Event which Requires Filing of this Statement)

If the person filing has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  ☐.

If the information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section  of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	None

1.	NAMES OF REPORTING PERSONS AFH Holding & Advisory LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7.	SOLE VOTING POWER	4,700,000
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER	0
EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER	4,700,000
	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		4,700,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11		84.26%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Amir Heshmatpour
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES	7.	SOLE VOTING POWER	5,000,000
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER	0
EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER	5,000,000
	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		5,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11		89.64%
14.	TYPE OF REPORTING PERSON IN

1.	NAMES OF REPORTING PERSONS Griffin Ventures, LTD
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES	7.	SOLE VOTING POWER	300,000
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER	0
EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER	300,000
	10.	SHARED DISPOSITIVE POWER	300,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		300,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11		5.4%
14.	TYPE OF REPORTING PERSON OO

Item 1.  Security and Issuer.

     This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock") of AFH Acquisition IV, Inc., whose principal executive offices are located at c/o Amir Farrokh Heshmatpour, 9595 Wilshire Boulevard, Suite 700, Beverly Hills, CA 90212 (the "Issuer").

Item 2.  Identity and Background.

(a)	The names of the reporting persons are Amir F. Heshmatpour, AFH Holding & Advisory, LLC (“AFH”) and Griffin Ventures, LTD (“Griffin”).

(b)	The business address of the Reporting Persons is 9595 Wilshire Blvd, Beverly Hills, CA 90212.

(c)	Amir Heshmatpour is the President and Director of the Issuer and is the sole owner of AFH and Griffin.

(d)	The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Person have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the U.S.A. AFH is incorporated in the state of Delaware and Griffin was formed in Nevada.

Item 3.  Source and Amount of Funds or Other Consideration.

On September 24, 2010, AFH Holding sold an aggregate of 2,500,000 shares (the “Rescinded Shares”) of Common Stock of the Issuer. On February 16, 2011, the purchase and sale of the Shares was rescinded by AFH Holding, pursuant to a Rescission Agreement, dated as of such date (the “Rescission Agreement”). In connection with the terms of the Rescission Agreement, AFH Holding agreed to segregate 500,000 Shares (the “Segregated Shares”), represented by a certificate in the name of AFH Holding to be transferred to Timothy Brasel, a director of the Company, subject to and upon the closing of a business combination or other transaction pursuant to which the Issuer ceases to be a shell Company.

On April 21, 2011 AFH Holding assigned an aggregate of 300,000 shares of Common Stock to Griffin, an entity that is wholly owned by Mr. Heshmatpour.

Item 4.  Purpose of Transaction.

The purpose of the assignment was for Griffin to acquire an equity interest in the Issuer.

Item 5.  Interest in Securities of the Issuer.

     (a)     As of the date of this filing, Mr. Heshmatpour beneficially owns an aggregate of 5,000,000 shares of Common Stock and no shares of record.  AFH Holding owns of record and beneficially an aggregate of 4,700,000 shares of Common Stock and Griffin owns of record and beneficially an aggregate of 300,000 shares of Common Stock of the Issuer.

     (b)     As of the date of this filing, the Reporting Persons have the sole right to vote and dispose, or direct the deposition of the Shares.

     (c)     The Segregated Shares reported herein shall be transferred to the Reporting Person from AFH Holding upon the closing of a business combination transaction pursuant to which the Issuer ceases to be a shell company.

     (d)     Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

     (e)     Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the terms of the Rescission Agreement the purchase and sale of the Rescinded Shares was rescinded. In connection with the terms of the Rescission Agreement, AFH Holding agreed to transfer the Segregated Shares to Timothy Brasel, a director of the Company, subject to the closing of a business combination or other transaction pursuant to which the Issuer ceases to be a shell Company.

Item 7.  Material to be Filed as Exhibits.

     99.1    Rescission Agreement, dated February 16, 2011

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 25, 2011

/s/ Amir Heshmatpour
Amir Heshmatpour

AFH HOLDING & ADVISORY

/s/ Amir Heshmatpour
Amir Heshmatpour

GRIFFIN VENTURES LTD

/s/ Amir Heshmatpour
Amir Heshmatpour

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the shares of common stock, par value $0.001 per share, of AFH Acquisition IV, Inc., and further agree that this Joint Filing Statement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13DG and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information in inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of April 25, 2011.

/s/ Amir Heshmatpour
Amir Heshmatpour

AFH HOLDING & ADVISORY

/s/ Amir Heshmatpour
Amir Heshmatpour

GRIFFIN VENTURES LTD

/s/ Amir Heshmatpour
Amir Heshmatpour